UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-17729                          CUSIP Number: 89234P303
                       ----------                                      ---------
(Check One):  [ ] Form 10-K                   [ ] Form 10-Q
              [X] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: December 31, 2011
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                FEC RESOURCES INC.
                            -------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                             46 Royal Ridge Rise NW
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                            Calgary, Alberta T3G 4V2
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

The Corporation has been delayed in its audit due to information that was necessary to come from overseas not arriving in time. This was not in the Corporation's control. As a result, the Corporation requires more time in order to complete the Form 20-F.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Riaz Sumar                    403               389-9059
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect that our net income for the year ended December 31, 2011 will be approximately $435,290, compared to a net loss of $2,925,257 that we incurred from the previous year. The main reasons for the net income was: (a) in 2010, we incurred an impairment of our investment in Lascogon Mining Corporation of approximately $2.3 million and did not incur any such impairment in 2011; and
(b) we realized a share of profits of associates in the amount $885,912 in 2011, compared to a share of loss of associates of $100,843 in 2010.


                               FEC RESOURCES INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 30, 2012                    By: /s/ Riaz Sumar
                                           -------------------------------------
                                        Name and Title: Riaz Sumar
                                                        Chief Financial Officer